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[PATHOGENESIS LETTERHEAD]

August 21, 2000

Dear Stockholder:

    I am pleased to inform you that PathoGenesis Corporation has entered into a merger agreement with Chiron Corporation ("Chiron"), pursuant to which a wholly owned subsidiary of Chiron has commenced a tender offer to purchase all of the outstanding shares of PathoGenesis's common stock for $38.50 per share in cash. The tender offer is conditioned upon, among other things, a majority of PathoGenesis's shares outstanding on a fully diluted basis being tendered and not withdrawn and the receipt of regulatory approvals. The tender offer will be followed by a merger, in which each share of PathoGenesis common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MERGER AGREEMENT, THE CHIRON OFFER AND THE MERGER ARE ADVISABLE AND IN THE BEST INTERESTS OF PATHOGENESIS'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT PATHOGENESIS'S STOCKHOLDERS ACCEPT THE CHIRON OFFER AND TENDER THEIR SHARES OF PATHOGENESIS COMMON STOCK PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of the Company's financial advisor, Goldman, Sachs & Co., that, as of the date of the opinion, and based upon and subject to the matters set forth therein, the consideration to be received by the holders of PathoGenesis common stock in the offer and the merger is fair from a financial point of view to PathoGenesis's stockholders. A copy of Goldman, Sachs & Co.'s written opinion, which sets forth the assumptions made, procedures followed and matters considered by Goldman, Sachs & Co. in rendering its opinion, can be found in Exhibit (a)(4) to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

    Enclosed are the Chiron Offer to Purchase, dated August 21, 2000, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                          /s/ WILBUR H. GANTZ
                                          --------------------------------------
                                          Wilbur H. Gantz
                                          Chairman and
                                            Chief Executive Officer